Exhibit 21.1

APPLIANCE RECYCLING CENTERS OF AMERICA, INC.

Subsidiaries as of December 30, 2006

	Jurisdiction of	Percent Voting
Name of Subsidiary	Incorporation	Securities Owned

Appliance Recycling Centers of
America-California, Inc.	California	100%

ARCA of St. Louis, Inc.	Missouri	100%

North America Appliance Company, LLC	Texas	60%

PDN	Mexico	60%

ARCA, Canada	Canada	100%